

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2012

Via E-Mail
Ms. Melinda A. Janik
Chief Financial Officer
Gatehouse Media, Inc.
350 Willow Brook Office Park
Fairport, New York 14450

      Re: Gatehouse Media, Inc.
                  Form 10-K for the year ended January 1, 2012
                  Filed March 8, 2012
                  File No. 001-33091

Dear Ms. Janik:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Linda Cvrkel

                          Linda Cvrkel
                          Branch Chief